SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Final Amendment No. 2)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

92766K106

(CUSIP Number)

Mubadala Investment Company PJSC

Attention: Treasury and Investor Relations

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 92766K106

1	NAME OF REPORTING PERSON Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,055,359 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,055,359 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,055,359 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 4.3%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 257,260,827 shares of Common Stock of the Issuer outstanding as of July 30, 2021.

1	NAME OF REPORTING PERSON Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,055,359 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,055,359 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,055,359 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 4.3%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 257,260,827 shares of Common Stock of the Issuer outstanding as of July 30, 2021.

1	NAME OF REPORTING PERSON MIC Capital Management 67 RSC Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,055,359 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,055,359 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,055,359 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 4.3%
14	TYPE OF REPORTING PERSON OO

(1)	Based on 257,260,827 shares of Common Stock of the Issuer outstanding as of July 30, 2021.

1	NAME OF REPORTING PERSON Aabar Space, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,055,359 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,055,359 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,055,359 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 4.3%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 257,260,827 shares of Common Stock of the Issuer outstanding as of July 30, 2021.

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed by Mubadala, International Petroleum, Aabar Investments and Aabar with the United States Securities and Exchange Commission on August 7, 2020 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

This Amendment No. 2 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(a) This Schedule 13D is being filed jointly by:

(i) Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala”), which is the sole owner of Mamoura Diversified Global Holdings PJSC.

(ii) Mamoura Diversified Global Holdings PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura”), which is the sole owner of MIC Capital Management 67 RSC Ltd.

(iii) MIC Capital Management 67 RSC Ltd, a restricted scope company, incorporated under the laws of the Emirate of Abu Dhabi (“MIC”), which is the sole owner of Aabar.

(iv) Aabar Space, Inc., a company limited by shares under the laws of the British Virgin Islands (“Aabar”).

(b) The address of the principal office of Aabar is 3rd Floor, J & C Building, P.O. Box 362, Road Town, VG1110 Tortola, British Virgin Islands. The address of the principal office of MIC is 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi, United Arab Emirates. The address of the principal office of Mubadala and Mamoura is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(c) The principal business of Mubadala and Mamoura is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. The principal business of Aabar and MIC is investing in securities.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The Reporting Persons, Virgin Investments Limited (“VIL”), SCH Sponsor Corp. (“Sponsor”) and Chamath Palihapitiya may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by VIL, Sponsor and Mr. Palihapitiya are not the subject of this Schedule 13D and accordingly, none of VIL, Sponsor or Mr. Palihapitiya is included as a Reporting Person. For a description of the relationship between the Reporting Persons, VIL, Sponsor and Mr. Palihapitiya, see Item 4.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of October 19, 2021, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of October 19, 2021, based on 257,260,827 shares of Common Stock outstanding as of July 30, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Aabar	11,055,359	4.3%	0	11,055,359	0	11,055,359
MIC	11,055,359	4.3%	0	11,055,359	0	11,055,359
Mamoura	11,055,359	4.3%	0	11,055,359	0	11,055,359
Mubadala	11,055,359	4.3%	0	11,055,359	0	11,055,359

(1)

As discussed in Item 2 above, VIL, Sponsor and Mr. Palihapitiya are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock held by VIL, Sponsor and Mr. Palihapitiya.

Aabar is the record holder of the securities reported herein. Aabar is a wholly owned subsidiary of MIC, which is a wholly owned subsidiary of Mamoura, which is a wholly owned subsidiary of Mubadala. As a result, Mubadala, Mamoura and MIC may be deemed to share beneficial ownership of the securities held of record by Aabar.

(c) The Reporting Persons have not effected transactions in the Common Stock in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on February 22, 2021, as a result of the Reporting Persons’ sales representing less than one percent since the date of the Reporting Persons’ previous amendment to this Schedule 13D and the Issuer’s issuance of additional shares of Common Stock. Accordingly, this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2021

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Authorized Signatory

MAMOURA DIVERSIFIED GLOBAL HOLDING PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Authorized Signatory

MIC CAPITAL MANAGEMENT 67 RSC LTD

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

AABAR SPACE, INC.

By:	/s/ Abdulla Shadid
Name:	Abdulla Shadid
Title:	Director